Filed pursuant to Rule 424(b)(3)

Registration Statement No. 333-262003

PROSPECTUS SUPPLEMENT NO. 3

(to Prospectus dated February 9, 2022)

The Greenrose Holding Company Inc.

Up to 29,716,728 Shares of Common Stock

(including 17,910,000 shares of Common Stock issuable upon exercise of Warrants)

Up to 660,000 Warrants Exercisable for Common Stock

This prospectus supplement supplements the prospectus dated February 9, 2022 (as amended and supplemented from time to time, the “Prospectus”), which forms a part of our registration statement on Form S-l (No. 333-262003) that was declared effective on February 9, 2022 (as amended with the Post-Effective Amendment No. 1 that was filed on June 10, 2022). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Reports on Form 8-K, filed with the Securities and Exchange Commission on July 29, 2022 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the resale from time to time of (i) 17,910,000 shares of our common stock, $0.0001 par value per share (our “common stock”), issuable upon exercise of warrants to purchase Common Stock; (ii) 5,000,000 shares of common stock held by the former equity holders of Theraplant, LLC (“Theraplant”) in connection with the Theraplant Merger (defined below); (iii) 2,266,350 shares of our common stock held or that will be held by our sponsor, Greenrose Associates LLC (our “Sponsor”); (iv) 4,430,378 shares of our common stock issued to True Harvest, LLC in connection the True Harvest Acquisition (defined below); (v) 88,000 shares of our common stock and 528,000 private warrants (the “private warrants”, which upon any sale will become public warrants) held by Imperial Capital, LLC, the representative of the underwriters in our initial public offering (“Imperial”); and (vi) 22,000 shares of our common stock and 132,000 Private warrants held by I-Bankers Securities, Inc, an underwriter in our initial public offering (“I-Bankers” and, together with Theraplant, our Sponsor and Imperial, the “Selling Stockholders”).

We are not selling any securities under the Prospectus and this prospectus supplement and will not receive any of the proceeds from the sale of our common stock by the Selling Stockholders, except with respect to amounts received by us upon exercise of the Warrants.

The Selling Stockholders may sell the shares of common stock and private warrants, as applicable, included in the Prospectus and this prospectus supplement in a number of different ways and at varying prices. We provide more information about how the Selling Stockholders may sell the shares in the section of the Prospectus entitled “Plan of Distribution.” Each of the Selling Stockholders is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended.

Our common stock and our public warrants (our “Public Warrants) are traded on The Over The Counter “OTCQX” Market and OTCQB Market under the symbols “GNRS” and “GNRS.W,” respectively. On July 29, 2022, the closing price of our common stock was $2.55 per share and the closing price of our Public Warrants was $0.15 per warrant.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus (as amended and supplemented from time to time) and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

We are an “emerging growth company” under applicable federal securities laws and will be subject to reduced public company reporting requirements.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 6 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus and this prospectus supplement are truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 1, 2022

UNITED STATES

SEURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 29, 2022 (July 25, 2022)

THE GREENROSE HOLDING COMPANY INC.

(Exact name of Registrant as specified in its charter)

Delaware	001-39217	84-2845696
(State or other jurisdiction of	(Commission File Number)	(I.R.S. Employer
incorporation or organization)		Identification Number)

111 Broadway Amityville, NY 11701	11701
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (516) 346-6270

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the Registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the Registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Units, each consisting of one share of common stock and one redeemable warrant	OTC Pink
Common stock, par value $0.0001 per share	OTCQX
Redeemable warrants, exercisable for shares of common stock at an exercise price of $11.50 per share	OTCQB

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Resignation of Scott J. Cohen as Chief Financial Officer

As previously reported with the filing of the 8-K report on July 20, 2022, on July 14, 2022, Scott J. Cohen resigned as Chief Financial Officer of The Greenrose Holding Company Inc. (the “Company”), to pursue other opportunities. Mr. Cohen’s resignation did not result from a disagreement with the Company or the board of directors with respect to accounting. As a result of his resignation, his employment with the Company terminated on July 28, 2022.

In addition, on July 22, 2022, in connection with Mr. Cohen’ resignation, Mr. Cohen and the Company entered into a Settlement Agreement and Release (the “Separation Agreement”), pursuant to which Mr. Cohen shall be entitled to receive an “Equity Grant” of 50,000 fully vested options pursuant to the Company’s 2021 Equity Incentive Plan (the “Equity Plan”), which was filed with the United States Securities and Exchange Commission, on October 5, 2021, as Annex G to the Greenrose Acquisition Corp. Definitive Proxy Statement on Schedule 14A. The Separation Agreement provides that neither Mr. Cohen nor the Company acknowledges any wrongdoing and that the Equity Grant and the other terms of the Separation Agreement are consideration for the comprehensive resolution of all claims, if any, between the parties and that Separation Agreement does not preclude certain claims and rights including (i) any claims that may not be released by applicable law, (ii) any right Mr. Cohen may have to file, cooperate or participate in any proceeding before the EEOC, or a similar state agency (waiving however any right to recover any monetary damages or awards in connection with any such proceeding), and (iii) any monetary award for any legally protected provision of information to any federal, state or local government agency under any so-called “whistleblower” law.

Appointment of Bernard Wang as Chief Financial Officer

On July 25, 2022, Mr. Bernard Wang was appointed as the Company’s new Chief Financial Officer, with a start date of August 8, 2022. Mr. Wang, 54 years of age, is a senior finance and accounting professional with over twenty-five years of experience, including the relevant industry experience, and track record of helping companies strengthen their internal controls, accounting policies and procedures, and performing tasks related to ERP systems conversion, technical accounting and public filings. Mr. Wang has held various senior financial officer roles in both publicly listed companies, private-equity backed technologies and healthcare businesses, assisting with the navigation through transitions between the different phases of business and fund raisings efforts of such businesses. Prior to joining the Company, Mr. Wang has held the position of the Interim Corporate Controller and Director of Accounting at Fat Brands Inc. (NASDAQ: FAT) from December 2021 to August 5, 2022. Prior to that, he served as a Corporate Controller and Vice President of Finance at Canndescent/Fiore Management from July 2019 to December 2021, an Interim Controller and Vice President of Finance at Sony New Media Solutions from June 2017 to July 2019, a Director of Accounting Operations at Vubiquity Inc. from September 2015 to May 2017. Additionally, from October 1996 to September 2015, Mr. Wang served in a number of financial and accounting roles advancing his accounting and auditing skills serving on behalf of public and privately-held companies throughout California. Mr. Wang received Bachelor of Arts degree in Economics and a Bachelor of Science degree in Accounting from California State University, Northridge - School of Business Administration and Economics. Mr. Wang is an active member of the California Board of Accountancy, California Society of CPAs and American Institute of Certified Public Accountants.

On July 25, 2022, in connection with his appointment as Chief Financial Officer, the Company and Mr. Wang entered into an employment agreement (the “Wang Employment Agreement”), pursuant to which Mr. Wang is entitled to receive a base salary of $375,000 per year (the “Base Salary”) (subject to review and adjustment for increase by the Compensation Committee at least annually), which salary shall initially be reduced by $47,000 per year until such time as the recreational cannabis market in the State of Connecticut is opened, such reduction to be paid within three months. Additionally, Mr. Wang will be eligible to receive, subject to the approval of the Board of Directors of the Company or a Committee thereof, a short-term annual incentive performance bonus of 50% of his Base Salary earned during the performance period, including any retroactive salary adjustments during the same performance period tied to the fiscal year (the “Target Award”), payable in US dollars, with a payout range of 0-2x the Target Award based on the achievement of certain mutually developed financial, operational, strategic and individual performance objectives that shall be provided by the Compensation Committee (the “STI”). Subject to the approval of the Board of Directors of the Company, Mr. Wang shall also receive a grant of 175,850 stock options to purchase shares of the Company common stock (the “Option Shares”) to be issued pursuant to, and subject to the terms and conditions of the Company’s 2021 Equity Incentive Plan (filed with the United States Securities and Exchange Commission, on October 5, 2021, as Annex G to the Greenrose Acquisition Corp. Definitive Proxy Statement on Schedule 14A) and (i) the exercise price of the Option Shares shall be the publicly traded value of the stock at the close of trading on the Effective Date or trading day immediately following the Effective Date; (ii) 25% of his Option Shares will vest immediately on the Effective Date; (iii) the remaining 75% of his Option Shares shall vest in twenty-four (24) months in equal installments commencing at six (6) month anniversary of the Effective Date; and (iv) he can exercise any or all of his Option Shares for a period of fifteen (15) years after the Effective Date.

In addition to the Base Salary, any bonus, and Option Shares, Mr. Wang shall be entitled to apply for the health and insurance benefits, if any, offered to all eligible similarly situated employees, in accordance with applicable Company policy and the applicable plan.

Pursuant to the Wang Employment Agreement, Mr. Wang’s employment is “at will,” meaning that either the Company or Mr. Wang may terminate Mr. Wang’s employment at any time for any reason or for no reason, with or without cause. In the event that Mr. Wang elects to terminate his employment with the Company for good reason or the Company elects to terminate his employment without cause, he shall be entitled to receive a lump sum payment equal to twelve (12) months of his Base Salary and his (1x) Target Bonus, subject to a pro-rata reduction based on the employment termination date, if applicable and based on the achievement of the then established STI, any granted and outstanding option shares will vest, and if he elects continuum coverage under the Company’s medical plan pursuant to COBRA, the Company shall reimburse him for a portion of his COBRA premium payments as further set forth in the Wang Employment Agreement. In the event that Mr. Wang elects to terminate his employment with the Company other than for good reason, he shall be entitled to receive any unpaid Base Salary accrued and any outstanding expense reimbursements incurred up to the date set forth in the written notice of termination. In the event the Company terminates his employment for cause, Mr. Wang shall be entitled to receive any unpaid Base Salary accrued and any outstanding expense reimbursements incurred up to the date of termination, contingent upon your continued compliance with applicable terms and conditions of this Agreement and the Company’s policies and return of all of the Company property and files. In the event Mr. Wang’s employment is terminated as a result of his death, he shall be entitled to receive any unpaid Base Salary accrued through the date of death, and any outstanding expense reimbursements which shall have been incurred as of the date of death and his estate shall be entitled to receive any payments under any applicable life (other than key man life insurance, if any, in favor of the Company) or disability insurance plans that are properly payable and have not been paid out to a beneficiary under such plans.

There is no arrangement or understanding between Mr. Wang and any other person pursuant to which Mr. Wang was appointed as Chief Financial Officer. There are no family relationships between Mr. Wang and any of the Company’s directors, executive officers or persons nominated or chosen by the Company to become a director or executive officer. Mr. Wang has not engaged in any related-person transactions required to be disclosed by Item 404(a) of Regulation S-K under the Securities Exchange Act of 1934, as amended.

The foregoing description of the Wang Employment Agreement and the Cohen Separation Agreement is only a summary and is qualified in its entirety by reference to the full text of such agreements, which are filed as Exhibits 10.1 and 10.2, respectively, to this Current Report on Form 8-K and are incorporated by reference in this Item 5.02.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number
10.01	Employment Agreement, dated as of July 25, 2022, by and between The Greenrose Holding Company Inc. and Bernard Wang.
10.02	Settlement Agreement and Release, dated as of July 22, 2022, by and between The Greenrose Holding Company Inc. and Scott J. Cohen.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE GREENROSE HOLDING COMPANY INC.

Date: July 29, 2022	By:	/s/ William F. Harley III
	Name:	William F. Harley III
	Title:	Chief Executive Officer

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